UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

      The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: 			Superior Community Capital Corporation

Address of Principal Business Office (No. & Street, City,
State, Zip Code):

	89 Delta Avenue, Suite 102, Clarksdale, Mississippi

Telephone Number (including area code):  	(662) 627-3000

Name and address of agent for service of process:

	Derrick D. Neal, 89 Delta Avenue, Suite 102,
	Clarksdale, Mississippi 38614

     Check one of the following:

[ ] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

[x] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

      The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

      Not Applicable

      The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

     Not Applicable

      The undersigned company certifies that it is a closed-end company organized under the laws of Mississippi and with its principal place of business in Mississippi; that it will be operated for the purpose of making investments in securities described in section
55(a)(1) through (3) of the Investment Company Act of 1940;
and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

      Pursuant to the requirements of the Act, the undersigned company has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Clarksdale and State of Mississippi on the 28th day of September, 2006.



[SEAL]			Superior Community Capital Corporation


			By: ______________________________
				Derrick D. Neal, President

Attest:		    _______________________________
           			Rochelle Ball, Secretary

Persons who respond to the collection of information
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SEC 1937 (10-03)